EXHIBIT 99.1

Golar LNG Announces Successful Pricing of Secondary Offering of its Common Stock by World Shipholding Ltd.

HAMILTON, Bermuda, Sept. 5, 2014 (GLOBE NEWSWIRE) -- Golar LNG Limited (the "Company") (NASDAQ: GLNG) announced today the pricing of the previously announced secondary offering of 27,826,087 shares of its common stock by its principal shareholder, World Shipholding Ltd. ("World Shipholding"), at a price to the public of $58.50 per share.  World Shipholding granted the underwriters a 30-day option to purchase up to an additional4,173,913 common shares.  The Company will not receive any proceeds from the sale of common shares by World Shipholding.

BofA Merrill Lynch, Citigroup, Goldman, Sachs & Co., Morgan Stanley and RS Platou Markets AS are acting as joint book-running managers and Arctic Securities, BNP PARIBAS, DNB Markets and Pareto Securities are acting as co-managers in the offering.

The Company has filed an effective shelf registration statement (including a base prospectus) with the Securities and Exchange Commission (the "SEC") related to the offering. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement related to the offering and the other documents incorporated by reference therein, which the Company has filed with the SEC, for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, or by e-mail at dg.prospectus_requests@baml.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling (800) 831-9146; Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, or by calling (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or RS Platou Markets AS, Haakon VII's gate 10, P.O. Box 1474 Vika, 0116, Oslo, Norway, (47 22 01 63 00), or office@platou.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  This offering may only be made by means of a prospectus supplement and related base prospectus.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, it cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include among others: the Company's continued ability to use its shelf registration statement; changes in liquefied natural gas, or LNG, floating storage and regasification unit, or FSRU, and floating liquefaction natural gas vessel, or FLNGV, market trends, including charter rates, ship values and technological advancements; changes in the Company's ability to retrofit vessels as FSRUs and FLNGVs, the Company's ability to obtain financing for such conversions on acceptable terms or at all, and the timing of the delivery and acceptance of such converted vessels; changes in the supply of or demand for LNG or LNG carried by sea; a material decline or prolonged weakness in rates for LNG carriers or FSRUs; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGVs; changes in the supply of or demand for natural gas generally or in particular regions; changes in the Company's relationships with major chartering parties; and other factors listed from time to time in registration statements, reports or other materials that the Company has filed with or furnished to the SEC, including its most recent annual report on Form 20-F.  Forward looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in forward looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Hamilton, Bermuda
September 5, 2014
Enquiries:
Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan